Baytex Energy Corp.
Q1 2013 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
Dated May 8, 2013

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months ended March 31, 2013. This information is provided as of May 8, 2013. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2012. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months ended March 31, 2013, its audited consolidated comparative financial statements for the years ended December 31, 2012 and 2011, together with accompanying notes, and its Annual Information Form for the year ended December 31, 2012. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 2

RESULTS OF OPERATIONS

Production

	Three Months Ended March 31
Daily Production	2013	2012	Change
Light oil and NGL (bbl/d)	7,920	7,565	5%
Heavy oil (bbl/d)(1)	37,486	38,353	(2)%
Natural gas (mmcf/d)	39.3	45.1	(13)%
Total production (boe/d)	51,957	53,433	(3)%

Production Mix
Light oil and NGL	15%	14%	—
Heavy oil	72%	72%	—
Natural gas	13%	14%	—

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended March 31, 2013, heavy oil sales volumes were 10 bbl/d lower than production volumes (three months ended March 31, 2012 – 91 bbl/d higher).

Production for the three months ended March 31, 2013 averaged 51,957 boe/d, compared to 53,433 boe/d for the same period in 2012. Light oil and natural gas liquids (“NGL”) production in the first quarter of 2013 increased by 5% to 7,920 bbl/d, compared to 7,565 bbl/d in the first quarter of 2012 primarily due to successful development activities in the U.S. following the sale of 950 bbl/d associated with our non-operated position in North Dakota in the second quarter of 2012. Heavy oil production for the first quarter of 2013 decreased by 2% to 37,486 bbl/d from 38,353 bbl/d a year ago primarily due to the timing of our Peace River area development drilling program and the suspension of production at the Kerrobert Thermal project to facilitate the drilling of an infill well. Natural gas production decreased by 13% to 39.3 mmcf/d for the first quarter of 2013, as compared to 45.1 mmcf/d for the same period in 2012 primarily due to natural declines as we focused our capital spending on our oil projects.

Commodity Prices

Crude Oil

For the three months ended March 31, 2013, the WTI oil prompt price averaged US$94.37/bbl. WTI prompt prices rallied to start the year and peaked at US$97.97/bbl in late January on the back of stronger than expected demand, positive global economic growth sentiment and counter seasonal stock draws at Cushing, Oklahoma. WTI prices remained high until the start of March, at which time poor economic data out of the U.S., Europe and China, sent the WTI prompt price to a quarterly low of US$90.12/bbl. Prices were able to rally and recover some losses at the end of the quarter on a renewed bout of economic growth optimism.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 34% for the three months ended March 31, 2013, as compared to 21% for the three months ended March 31, 2012. On a fixed price basis, the WCS dollar differential during the first quarter widened to an average of US$31.96/bbl, as compared to US$18.11/bbl in the fourth quarter of 2012. Factors that caused heavy oil differentials to widen in late 2012 and continued to impact differentials in the first quarter of 2013 included apportionment on Canadian heavy oil export pipelines in both December and January, reduced refinery runs due to normal seasonality and both planned and unplanned refinery maintenance.

Natural Gas

For the three months ended March 31, 2013, the AECO natural gas price averaged $3.08/mcf, as compared to $2.52/mcf in the same period of 2012, and $3.06/mcf in the fourth quarter of 2012. Natural gas demand was weaker than expected in January 2013 due to mild weather, demand picked up in late February after colder temperatures arrived in most of the continent and the balance of the heating season experienced colder than normal conditions. This late seasonal demand minimized dependence on coal-to-gas switching while at the same time driving significantly larger than normal natural gas storage withdrawals.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 3

	Three Months Ended March 31
	2013	2012	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$94.37	$102.93	(8)%
WCS heavy oil (US$/bbl)(2)	$62.41	$81.51	(23)%
Heavy oil differential(3)	(34)%	(21)%
CAD/USD average exchange rate	1.0089	1.0002	1%
Edmonton par oil ($/bbl)	$88.65	$92.81	(4)%
AECO natural gas price ($/mcf)(4)	$3.08	$2.52	22%

Baytex Average Sales Prices
Light oil and NGL ($/bbl)(6)	$76.72	$81.99	(6)%
Heavy oil ($/bbl)(5)	$50.77	$64.44	(21)%
Physical forward sales contracts gain ($/bbl)	2.70	1.45
Heavy oil, net ($/bbl)	$53.47	$65.89	(19)%
Total oil and NGL, net ($/bbl)	$58.00	$68.54	(15)%
Natural gas ($/mcf)(6)	$3.46	$2.46	41%

Summary
Weighted average ($/boe)(6)	$50.94	$59.77	(15)%
Physical forward sales contracts gain ($/boe)	1.95	1.21
Weighted average, net ($/boe)	$52.89	$60.98	(13)%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the first quarter of 2013, Baytex’s average sales price for light oil and NGL was $76.72/bbl, down 6% from $81.99/bbl in the first quarter of 2012. Baytex’s realized heavy oil price during the first quarter of 2013, prior to physical forward sales contracts, was $50.77/bbl, or 81% of WCS. This compares to a realized heavy oil price in the first quarter of 2012, prior to physical forward sales contracts, of $64.44/bbl, or 79% of WCS. The discount to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Other factors impacting Baytex's realized heavy oil price during this period were pipeline apportionments, periods of high WCS differential volatility, and quality discounts for some volumes. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first quarter of 2013 was $53.47/bbl, down from $65.89/bbl in the first quarter of 2012. Baytex’s realized natural gas price for the three months ended March 31, 2013 was $3.46/mcf, up from $2.46/mcf in the first quarter of 2012.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 4

Gross Revenues

	Three Months Ended March 31
($ thousands except for %)	2013	2012	Change
Oil revenue
Light oil and NGL	$54,687	$56,443	(3)%
Heavy oil	180,360	230,506	(22)%
Total oil revenue	235,047	286,949	(18)%
Natural gas revenue	12,233	10,075	21%
Total oil and natural gas revenue	247,280	297,024	(17)%
Heavy oil blending revenue	25,665	46,331	(45)%
Total petroleum and natural gas revenues	$272,945	$343,355	(21)%

Petroleum and natural gas revenues decreased 21% to $272.9 million for the three months ended March 31, 2013 from $343.4 million for the same period in 2012. The reduction in revenues was driven by lower heavy oil revenues in the three months ended March 31, 2013 due to lower heavy oil volumes and prices than in first quarter of 2012. Heavy oil blending revenue for the three months ended March 31, 2013 was down 45% from the same period last year due to increase in volumes of heavy oil being transported by railway, which began in March 2012. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. In addition to lower sales of blended heavy oil, the decrease in revenue was also due to lower realized light oil, NGL and heavy oil prices, as well as lower heavy oil and natural gas sales volumes in the first quarter of 2013. Higher light oil, and NGL volumes and natural gas prices in the first quarter of 2013 partially offset the decrease in total revenues, as compared to 2012.

Royalties

	Three Months Ended March 31
($ thousands except for % and per boe)	2013	2012	Change
Royalties	$45,278	$52,994	(15)%
Royalty rates:
Light oil, NGL and natural gas	25.4%	18.5%
Heavy oil	15.7%	17.7%
Average royalty rates(1)	18.3%	17.8%
Royalty expenses per boe	$9.68	$10.88	(11)%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the first quarter of 2013 decreased to $45.3 million from $53.0 million in the first quarter of 2012. Total royalties for the first quarter of 2013 were 18.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.8% for the same period in 2012.

Royalty rates for light oil, NGL and natural gas increased from 18.5% in the three months ended March 31, 2012 to 25.4% in the three months ended March 31, 2013 primarily due to higher royalties on U.S. properties resulting from a carry obligation partially offset by a higher number of wells qualifying under lower royalties and from lower realized pricing in the first quarter of 2013 in Canada, as compared to 2012. Royalty rates for heavy oil decreased from 17.7% in the three months ended March 31, 2012 to 15.7% in the three months ended March 31, 2013 due to lower realized pricing in the first quarter of 2013, as compared to 2012. Royalty rates in Q1/2013 were approximately 18.3% of sales revenues before sales of purchased condensate. We expect royalty rates to average approximately 20-21% for full-year 2013 as a result of certain oil sands projects reaching payout and farm-in agreements.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 5

Financial Derivatives

	Three Months Ended March 31
($ thousands)	2013	2012	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$6,861	$(8,553)	$15,414
Natural gas	343	1,225	(882)
Foreign currency	666	1,881	(1,215)
Interest rate	(3,742)	(1,693)	(2,049)
Total	$4,128	$(7,140)	$11,268

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(10,300)	$(8,918)	$(1,382)
Natural gas	(2,387)	368	(2,755)
Foreign currency	(2,937)	3,312	(6,249)
Interest rate	3,729	1,036	2,693
Total	$(11,895)	$(4,202)	$(7,693)

Total gain (loss) on financial derivatives
Crude oil	$(3,439)	$(17,471)	$14,032
Natural gas	(2,044)	1,593	(3,637)
Foreign currency	(2,271)	5,193	(7,464)
Interest rate	(13)	(657)	644
Total	$(7,767)	$(11,342)	$3,575

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized gain of $4.1 million for the three months ended March 31, 2013 on derivative contracts relates to favorable contracts entered when crude oil prices were high, offset by losses on interest rate swaps as LIBOR rates remained low. The unrealized mark-to-market loss of $11.9 million for the three months ended March 31, 2013 relates to a weakening Canadian dollar against the U.S. dollar at March 31, 2013, as compared to December 31, 2012 and the reversal of previously recorded unrealized gains on crude oil contracts as they settled upon maturity. This was partially offset by settlement of previously recorded unrealized losses on interest rate contracts.

A summary of the risk management contracts in place as at March 31, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 16 to the condensed consolidated financial statements.

Production and Operating Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2013	2012	Change
Production and operating expenses	$65,216	$58,287	12%
Production and operating expenses per boe:
Heavy oil	$13.94	$11.06	26%
Light oil, NGL and natural gas	$13.96	$14.28	(2)%
Total	$13.95	$11.97	17%

Production and operating expenses for the three months ended March 31, 2013 increased 12% to $65.2 million from $58.3 million. This increase is primarily due to harsh winter conditions in Saskatchewan and North Dakota, and increases in the costs of labour and energy inputs, which resulted in production and operating expenses of $13.95/boe for the three months ended March 31, 2013, as compared to $11.97/boe for the same period in 2012. The increase of 26% per boe for heavy oil was due to lower production volumes, harsh winter conditions in Saskatchewan, and increases in the costs of labour and energy inputs. We expect production and operating expenses to average approximately $12.00-$12.50/boe for the balance of the 2013 year.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 6

Transportation and Blending Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2013	2012	Change
Blending expenses	$25,665	$46,331	(45)%
Transportation expenses	20,471	15,406	33%
Total transportation and blending expenses	$46,136	$61,737	(25)%
Transportation expenses per boe(1):
Heavy oil	$5.83	$4.13	41%
Light oil, NGL and natural gas	$0.62	$0.70	(11)%
Total	$4.38	$3.16	39%

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the first quarter of 2013 were $46.1 million, as compared to $61.7 million for the first quarter of 2012.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent facilitates the marketing of its heavy oil. The cost of blending diluent is effectively recovered in the sale price of the blended product. In the first quarter of 2013, blending expenses were $25.7 million for the purchase of 2,681 bbl/d of condensate at $106.37/bbl, as compared to $46.3 million for the purchase of 4,620 bbl/d at $110.19/bbl for the same period last year. This decrease in blending for the three months ended March 31, 2013 is due to significant volumes of heavy oil transported by rail beginning in March 2012, which does not require blending diluent.

Transportation expenses were $4.38/boe for the three months ended March 31, 2013, as compared to $3.16/boe for the same period of 2012. The increase in transportation expenses per barrel of heavy oil for the three months ended March 31, 2013 is primarily driven by increased use of long-haul trucking to deliver a larger percentage of our heavy oil production at Peace River to market.

Operating Netback

	Three Months Ended March 31
($ per boe except for % and volume)	2013	2012	Change
Sales volume (boe/d)	51,947	53,524	(3)%
Operating netback(1):
Sales price(2)	$52.89	$60.98	(13)%
Less:
Royalties	9.68	10.88	(11)%
Operating expenses	13.95	11.97	17%
Transportation expenses	4.38	3.16	39%
Operating netback before financial derivatives	$24.88	$34.97	(29)%
Financial derivatives gain (loss)(3)	0.88	(1.47)
Operating netback after financial derivatives gain (loss)	$25.76	$33.50	(23)%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivatives reflect realized gains (losses) only.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended March 31, 2013 increased to $3.6 million from $2.5 million for the same period in 2012 due to impairment of evaluation and exploration assets that will not be developed, partially offset by a decrease in the expiration of undeveloped land leases.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 7

Depletion and Depreciation

Depletion and depreciation for the three months ended March 31, 2013 increased to $78.6 million from $72.3 million for the same period in 2012. On a sales-unit basis, the provision for the current quarter was $16.81/boe, as compared to $14.85/boe for the same quarter in 2012. The increase is the result of increased production in areas with high depletable cost bases.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2013	2012	Change
General and administrative expenses	$11,550	$11,188	3%
General and administrative expenses per boe	$2.47	$2.30	7%

General and administrative expenses for the three months ended March 31, 2013 increased to $11.6 million from $11.2 million for the same period in 2012 due to higher salary, technical and professional service costs, partially offset by higher capital overhead recoveries. On a per boe basis, general and administrative expenses increased from $2.30 in the first quarter of 2012 to $2.47 in the first quarter of 2013 primarily due to lower production.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the “Share Rights Plan").

Compensation expense related to the Share Award Incentive Plan increased to $8.8 million for the three months ended March 31, 2013 (three months ended March 31, 2012 - $6.5 million) related to additional grants and the continued vesting of awards outstanding, offset by forfeitures of existing awards. Compensation expense related to the Share Rights Plan decreased to $0.3 million in the three months ended March 31, 2013 (three months ended March 31, 2012 - $0.4 million). Compensation expense attributable to the Share Rights Plan decreased as outstanding rights continue to be exercised while no new grants have been made under this plan since January 1, 2011.

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Three Months Ended March 31
($ thousands except for %)	2013	2012	Change
Bank loan and other	$1,615	$2,540	(36)%
Long-term debt	7,662	6,112	25%
Accretion on asset retirement obligations	1,660	1,627	2%
Debt financing costs	39	20	95%
Financing costs	$10,976	$10,299	7%

Financing costs for the three months ended March 31, 2013 increased to $11.0 million, as compared to $10.3 million in the first quarter of 2012. The increase was primarily attributable to interest on the $300 million principal amount of 6.625% Series C senior unsecured debentures issued on July 19, 2012, offset by the elimination of interest on the $150 million principal amount of 9.15% Series A senior unsecured debentures that were redeemed on August 26, 2012 and lower bank borrowing.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 8

Foreign Exchange

	Three Months Ended March 31
($ thousands except for % and exchange rates)	2013	2012	Change
Unrealized foreign exchange loss (gain)	$3,817	$(5,993)	(164)%
Realized foreign exchange (gain) loss	(2,036)	1,125	(281)%
Total loss (gain)	$1,781	$(4,868)	(137)%
CAD/USD exchange rates:
At beginning of period	0.9949	1.0170
At end of period	1.0156	0.9991

The unrealized loss of $3.8 million for the first quarter of 2013, as compared to a gain of $6.0 million for the first quarter of 2012, was mainly due to the changes in foreign currency translation on the US$150 million Series B senior unsecured debentures and the US$180 million portion of bank loan (bank loan outstanding as at March 31, 2012 and repaid July 2012) as the Canadian dollar weakened against the U.S. dollar at March 31, 2013 (as compared to December 31, 2012) and strengthened at March 31, 2012 (as compared to December 31, 2011). The current quarter realized gains were mainly due to day-to-day U.S. dollar denominated transactions from the strengthening U.S. dollar, as compared to the prior period realized losses on transactions due to a weakening U.S. dollar.

Income Taxes

For the three months ended March 31, 2013, deferred income tax expense was $3.8 million (three months ended March 31, 2012 - $17.8 million). When compared to the prior year, the decrease in deferred income tax expense is primarily the result of a decrease in the amount of tax pool claims required to shelter net income.

Net Income

Net income for the three months ended March 31, 2013 was $10.1 million, as compared to $43.0 million for the same period in 2012. The decrease in net income was due to a decrease in operating netbacks, and higher depletion and depreciation, offset by a gain on divestiture of oil and gas properties and lower deferred income tax expenses.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $8.6 million balance of accumulated other comprehensive loss at March 31, 2013 is the sum of a $12.5 million foreign currency translation loss incurred as at December 31, 2012 and a $3.9 million foreign currency translation gain related to the three months ended March 31, 2013.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

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Baytex Energy Corp.
Q1 2013 MD&A    Page 9

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Year Ended
($ thousands except for %)	March 31, 2013	December 31, 2012	March 31, 2012	December 31, 2012
Cash flow from operating activities	$95,174	$160,875	$151,361	$577,305
Change in non-cash working capital	12,782	(27,780)	(1,881)	(11,570)
Asset retirement expenditures	2,973	4,552	771	6,905
Financing costs	(10,976)	(12,236)	(10,299)	(47,191)
Accretion on asset retirement obligations	1,660	1,689	1,627	6,631
Accretion on debentures and long-term debt	159	153	157	645
Funds from operations	$101,772	$127,253	$141,736	$532,725
Cash dividends declared	$80,959	$80,215	$78,365	$317,110
Reinvested dividends	24,510	25,172	22,806	101,926
Cash dividends declared (net of DRIP)	$56,449	$55,043	$55,559	$215,184
Payout ratio	80%	63%	55%	60%
Payout ratio (net of DRIP)	55%	43%	39%	40%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $56.4 million for the first quarter of 2013 were funded by funds from operations of $101.8 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	March 31, 2013	December 31, 2012
Bank loan	$155,842	$116,394
Long-term debt(1)	452,340	449,235
Working capital deficiency	77,980	34,197
Total monetary debt	$686,162	$599,826

(1)	Principal amount of instruments.

At March 31, 2013 total monetary debt was $686.2 million, as compared to $599.8 million at December 31, 2012. Bank borrowings at March 31, 2013 were $155.8 million, as compared to total credit facilities of $700 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related

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amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012 and January 14, 2013).

Baytex Energy is currently finalizing documentation with its lending syndicate to increase the amount of its credit facilities by $150 million to $850 million and to extend the maximum term of the facilities by one year to four years. Baytex Energy expects to have these facilities available by the end of the second quarter.

The weighted average interest rate on the bank loan for the three months ended March 31, 2013 was 5.68% (3.59% for the three months ended March 31, 2012).

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31
($ thousands)	2013	2012
Land	$2,985	$2,592
Seismic	558	848
Drilling and completion	118,745	95,335
Equipment	44,206	37,055
Other	28	88
Total exploration and development	$166,522	$135,918
Acquisitions - Properties	—	2,336
Proceeds from divestitures	(42,382)	(3,568)
Total acquisitions and divestitures	(42,382)	(1,232)
Total oil and natural gas expenditures	124,140	134,686
Other plant and equipment, net	3,370	5,044
Total capital expenditures	$127,510	$139,730

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at May 6, 2013 the Company had 123,172,484 common shares and no preferred shares issued and outstanding.

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Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of March 31, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$226,977	$226,977	$—	$—	$—
Dividends payable to shareholders	27,032	27,032	—	—	—
Bank loan(1)	155,842	—	155,842	—	—
Long-term debt(2)	452,340	—	—	—	452,340
Operating leases	44,606	6,111	12,844	12,392	13,259
Processing agreements	67,296	846	10,350	11,187	44,913
Transportation agreements	68,189	1,512	15,977	17,152	33,548
Total	$1,042,282	$262,478	$195,013	$40,731	$544,060

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at March 31, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 16 to the condensed consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION

	2013	2012				2011
($ thousands, except per common share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenues	272,945	292,095	299,786	284,248	343,355	367,813	313,787	336,899
Net income	10,149	31,620	26,773	157,280	42,958	57,780	51,839	106,863
Per common share - basic	0.08	0.26	0.22	1.32	0.36	0.49	0.45	0.92
Per common share - diluted	0.08	0.26	0.22	1.30	0.36	0.48	0.44	0.90

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FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our average royalty rate for full-year 2013; our production and operating expenses per unit of production for the balance of the 2013 year; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; our plan to amend our credit facilities to increase the amount and the term thereof and the timing of completing such amendments; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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